

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 27, 2006

Mr. Bruce Gaston
Chief Financial Officer
Big Sky Energy Corporation
Suite 750, 440 – 2nd Avenue SW
Calgary, Alberta Canada T2P 5E9

> **Re:** **Big Sky Energy Corporation**
> **Item 4.01 Form 8-K**
> **Filed May 11, 2006**
> **Item 4.01 Form 8-K/A**
> **Filed May 19, 2006**
> **Response letter dated June 14, 2006**
> **Item 4.01 Form 8-K/A**
> **Filed June 15, 2006**
> **File No. 000-28345**

Dear Mr. Gaston:

We have reviewed your Item 4.01 Form 8-K and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed June 15, 2006

1.   We note that you have removed the exhibits of your draft Form 10-KSB and e-
        mails from your former accountant in response to our comment 5 from our letter
        dated May 24, 2006. Please revise your Form 8-K to remove all references to
        draft opinions issued by your former accountant as it may confuse investors. We
        note such references in the Form 8-K as follows:
        •   The 2nd sentence of the 2nd paragraph;
        •   The last sentence of the 2nd paragraph;
        •   The last sentence of the 3rd paragraph; and
        •   The last sentence of the 4th paragraph.

2.   We note that you have described in detail the nature of the litigation involving the
        Atyrau block and the Liman-2 block in response to comment two of our letter
        dated May 24, 2006. While we appreciate the detail in which you use to disclose
        the litigation, please revise your disclosure to describe the litigation in plain
        English.

3.   We note that in response to comment four of our letter dated May 24, 2006, that
        you disclosed that there were no reportable events that have not been reported as
        required under the applicable regulations. It is unclear to us whether the only
        reportable event would be the disclaimer opinion of your former accountants.
        Please revise to disclose clearly the reportable events.

4.   We note that in response to comment six of our letter dated May 24, 2006, that
        LJSA intends to employ a Kazakhstan-based public accounting firm. Please tell
        us the name of this accounting firm.

        As appropriate, please amend your filing and respond to these comments within 5
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3688, if you have questions regarding this comment and related matters.

Sincerely,

Ryan C. Milne
Staff Accountant

cc: via facsimile
       W. Scott Lawler, Esq.
       (951) 506-8877